April 16, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               Definitive Additional Materials on Schedule 14A
               Filed April 14, 2020 by Standard General L.P., et al. Response Dated April 14, 2020
               File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filings and have the following comments.

Response Dated April 14, 2020

1. We note your response to comment 5 in our letter dated April 14, 2020. Please confirm that in future filings you will disclose the basis or source for any assertions about TEGNA's engagement with potential suitors. To the extent these articles rely on unnamed sources as the basis for the information you include in your filings, so state. Additionally, confirm that you will remove statements about TEGNA's board requiring an "all cash offer," as we are unable to locate support for such statements.

DFAN14A filed April 14, 2020

2. Please provide the factual basis for your statement that TEGNA has "spent more than $12 million" and specify what you are asserting the $12 million has been spent on (e.g., advising on the proxy contest or other matters).

3. With a view toward providing context to shareholders, please revise your disclosure regarding the strategic suitors that expressed interest in buying the Company "at nearly twice the current price" to clarify that the Company's current price may reflect market trends and economic conditions that did not exist at the time these suitors expressed interest.



                                               *   *   *
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
April 16, 2020
Page 2

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                         Sincerely,

                                                         /s/ Joshua Shainess

                                                         Joshua Shainess
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions